EXHIBIT 99


         CAUTIONARY STATEMENT

         TELIDENT, INC. (THE "COMPANY"), OR PERSONS ACTING ON BEHALF OF THE COMPANY, OR OUTSIDE REVIEWERS RETAINED BY THE COMPANY MAKING STATEMENTS ON BEHALF OF THE COMPANY, OR UNDERWRITERS OF THE COMPANY'S SECURITIES, FROM TIME TO TIME, MAY MAKE, IN WRITING OR ORALLY, "FORWARD-LOOKING STATEMENTS" AS DEFINED UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 (THE "LITIGATION REFORM ACT"). THIS CAUTIONARY STATEMENT, WHEN USED IN CONJUNCTION WITH AN IDENTIFIED FORWARD-LOOKING STATEMENT, IS FOR THE PURPOSE OF QUALIFYING FOR THE "SAFE HARBOR" PROVISIONS OF THE LITIGATION REFORM ACT AND IS INTENDED TO BE A READILY AVAILABLE WRITTEN DOCUMENT THAT CONTAINS FACTORS WHICH COULD CAUSE RESULTS TO DIFFER MATERIALLY FROM SUCH FORWARD-LOOKING STATEMENTS. THESE FACTORS ARE IN ADDITION TO ANY OTHER CAUTIONARY STATEMENTS, WRITTEN OR ORAL, WHICH MAY BE MADE, OR REFERRED TO, IN CONNECTION WITH ANY SUCH FORWARD-LOOKING STATEMENT.

         THE FOLLOWING MATTERS, AMONG OTHERS, MAY HAVE A MATERIAL ADVERSE EFFECT ON THE BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE, OF THE COMPANY. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

         IF NASDAQ DECIDES THAT TELIDENT'S PAST ISSUANCES OF SECURITIES VIOLATED NASDAQ'S CORPORATE GOVERNANCE RULES OR THAT TELIDENT HAS VIOLATED OTHER CONTINUED LISTING RULES, TELIDENT COULD LOSE ITS NASDAQ LISTING, POSSIBLY DECREASING LIQUIDITY FOR SHAREHOLDERS. The Nasdaq Stock Market may decide that our past issuances of securities violated Nasdaq's corporate governance rules. Further, we barely exceed the minimum quantitative standards for continued listing on the Nasdaq SmallCap Market. In either case, our shares could be delisted. Nasdaq's corporate governance rules require, among other things, that issuers obtain shareholder approval prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale or issuance by the issuer of common stock equal to 20% or more of the common stock or 20% or more of the voting power outstanding before the issuance for less than the greater of book or market value of the stock.

         When Telident entered into the purchase agreement to sell its Series III convertible preferred stock and the related warrants, the preferred stock was convertible into less than 20% of the issued and outstanding shares of common stock and was priced at the then fair market value of the common stock. The warrants were exercisable for less than 20% of the issued and outstanding shares of common stock and had an exercise price in excess of the then fair market value of the common stock. After signing the purchase agreement, but prior to the issuance of the preferred stock and the warrants, the continued listing of Telident's securities was being reviewed by Nasdaq. At the time of that review, Telident provided Nasdaq with all of the documents related to the issuance of the preferred stock and warrants. Before, during and after Nasdaq's review, Telident's common stock traded below $2.50 per share. As a result of the conversion provisions applicable to the preferred stock, the holders gained the ability to convert those shares into more than 20% of the issued and outstanding shares of common stock. To date, the antidilution provisions of the warrants have not been triggered. As a result, there has been no change in the number of shares for which the warrants may be exercised. Such number is still less than 20% of the issued and outstanding shares of common stock. See "- Preferred stock conversions, warrant exercises and option exercises will substantially dilute Telident's shareholders."

         Although Nasdaq reviewed the continued listing of Telident's securities in July 1998, it did not affirmatively exempt Telident from the corporate governance rules. In early 1999, Nasdaq issued an interpretation of its corporate governance rules which indicates that if Telident's transaction were to take place today, it would require shareholder approval. While it was not apparent that shareholder approval of Telident's transaction was required when the parties entered into the purchase agreement in April 1998 or when Telident appeared before a Nasdaq panel in July 1998, Nasdaq may determine, based on its recent interpretation, that shareholder approval was required. If Nasdaq reaches this decision, our securities may be delisted.

         If our shares do not continue to be listed on the Nasdaq SmallCap Market, trading, if any, would be conducted in the over-the-counter market in the so-called "pink sheets" or the OTC Bulletin Board, which was established for securities that do not meet the Nasdaq SmallCap Market listing requirements. Consequently, selling our shares would be more difficult because smaller quantities of shares could be bought and sold, transactions could be delayed, and security analyst and news media coverage of Telident may be reduced. These factors could result in lower prices and larger spreads in the bid and ask prices for our shares. There can be no assurance that our common stock will continue to be listed on the Nasdaq SmallCap Market.

         IF UNABLE TO RECEIVE ADDITIONAL REQUIRED CAPITAL, TELIDENT COULD LOSE ITS NASDAQ LISTING, POSSIBLY DECREASING LIQUIDITY FOR SHAREHOLDERS. At March 31, 1999, we had approximately $1.2 million in cash and $2.2 million in net tangible assets. We believe that the proceeds from our August 1998 private placement and the cash received from future operations will enable us to meet the working capital requirements of our current operating plan and to sustain our business as a going concern at least through March 31, 2000. However, should we incur additional operating losses in the future, we may require additional capital to meet Nasdaq's $2.0 million net tangible asset requirement for continued listing on the Nasdaq SmallCap Market. If additional capital is not available in these circumstances, we could lose our listing on the Nasdaq SmallCap Market possibly decreasing liquidity for shareholders. The availability of capital may also impact our ability to consummate a future acquisition of another company. Additional capital may not be available on terms acceptable to us or at all.

         TELIDENT MAY NOT OPERATE PROFITABLY IN THE FUTURE AND MAY NOT BE ABLE TO CONTINUE IN BUSINESS UNLESS LONG-TERM TRENDS CHANGE. We have historically incurred losses from operations because we have not sold enough products to cover our expenses. We had an accumulated deficit of approximately $13.6 million as of March 31, 1999. Net losses applicable to our common stock including deemed dividends for the years ended June 30, 1998 and 1997, were approximately $1.1 million and $3.8 million, respectively. We cannot assure you that we will be able to operate profitably in the future. We cannot assure you that we will be able to continue in business unless long-term trends change.

         PREFERRED STOCK CONVERSIONS, WARRANT EXERCISES AND OPTION EXERCISES WILL SUBSTANTIALLY DILUTE TELIDENT'S SHAREHOLDERS. In general, the 400,000 outstanding shares of Series III convertible preferred stock are convertible at a floating rate that may be substantially below the market price of the common stock. Based on a 10-day average closing price for the period ending April 16, 1999, each share of this series was convertible into approximately 1.77 common shares. Pursuant to a modification agreement with Special Situations, one of the two preferred stock holders, Special Situations is entitled to convert each preferred share, during a limited period of time, into approximately 3.18 common shares. The lower the common stock price at the time of conversion, the more common shares FAMCO and Special Situations get. Due to the conversion formula applicable to this series, there is no limit on the number of common shares into which shares of this series can be converted:

         * To the extent FAMCO and Special Situations convert preferred shares and then sell common stock, the common stock price may decrease due to the additional shares in the market. This could allow FAMCO and Special Situations to convert preferred shares into a greater amount of common stock, the sales of which would further decrease the price of the common stock.

         * The significant downward pressure on the price of the common stock as FAMCO and Special Situations convert and sell material amounts of common stock could encourage short sales by FAMCO, Special Situations or others. This could place further downward pressure on the price of the common stock.
         * The conversion of preferred shares may result in substantial dilution to the interests of other holders of common stock since FAMCO and Special Situations may ultimately convert and sell the full amount issuable upon conversion.

         As of April 16, 1999, there were 3,027,657 shares of common stock outstanding. There were warrants outstanding to purchase 1,084,907 shares of common stock and options outstanding to purchase 93,519 shares of common stock. As noted above, there were also 400,000 shares of Series III convertible preferred stock outstanding. While the preferred shares convert at a floating rate, each outstanding warrant is exercisable for one common share. If Telident issues new securities at a price less than $2.50 per share, the antidilution provisions of the preferred shares and the warrants would cause Telident to issue a greater number of common shares upon their conversion/exercise based upon such trigger price.

         Based on the 10-day average closing price presented above and assuming full conversion of the preferred stock and the exercise of all outstanding warrants and options, Telident would have issued approximately 2,168,475 shares of common stock. Such shares would have represented approximately 71.6% of our issued and outstanding common stock on that date.

         The following chart depicts the number of common shares we would be required to issue upon full conversion of the outstanding preferred stock and the exercise of all outstanding warrants and options, including those which have exercise prices higher than the current market price. It is worthwhile to note that, depending upon the 10-day average closing price at the time of conversion, Telident's average daily trading volume may prevent Special Situations from converting its preferred stock into the numbers of common shares presented in the following chart.

                                                                         Common Shares
                                                                            Issuable          Percentage of          Resulting
 10-Day Average   Percentage Above   Preferred Stock   Common Shares    Upon Conversion    Total Outstanding       Common Shares
  Common Stock     or Below Recent   Conversion Ratio  Issuable Upon   of Preferred Stock     Common Stock     Beneficially Owned By
Price at Time of   10-Day Average   -----------------   Exercise of    ------------------     Newly Issued    ----------------------
 Conversion or      Common Stock            Special     Warrants and            Special      Shares Would                  Special
   Exercise            Price        FAMCO  Situations     Options      FAMCO   Situations      Represent        FAMCO     Situations
----------------  ----------------  -----  ----------  -------------   -----    ---------   -----------------   -----     ----------
    $0.708             -60%         4.414    4.414      1,178,426     882,768    882,768        97.2%         2,499,864   1,082,768

    $1.062             -40%         2.943    3.185      1,178,426     588,512    636,942        79.4%         2,205,608     836,942

    $1.416             -20%         2.207    3.185      1,178,426     441,384    636,942        74.5%         2,058,480     836,942

    $1.770           No Change      1.766    3.185      1,178,426     353,107    636,942        71.6%         1,970,203     836,942

    $2.124             +20%         1.471    3.185      1,178,426     294,256    636,942        69.7%         1,911,352     836,942

    $2.478             +40%         1.261    3.185      1,178,426     252,220    636,942        68.3%         1,869,316     836,942

    $2.832             +60%         1.103    3.185      1,178,426     200,000    636,942        66.6%         1,817,096     836,942


         TELIDENT MAY BE UNABLE TO SELL ITSELF OR ACQUIRE ANOTHER COMPANY. We are exploring strategic options, including selling Telident or acquiring another company. These options are designed to increase the size and capability of Telident, to spread the cost of our existing infrastructure, and to increase shareholder value. We do not have any understandings, commitments or agreements with respect to any such transactions. There can be no assurance that we will consummate any such transaction or that any such transaction, if consummated, will ultimately be advantageous or profitable for us.

         TELIDENT'S RESTRUCTURING MAY NOT LEAD TO PROFITABILITY. We have focused on strengthening our market position, reducing our costs and examining ways to grow and be profitable. Such efforts have included reducing operating expenses, cutting our workforce and repositioning our sales force. These steps may not lead to increased revenue, improved market position or profitability. If these measures and other reorganization efforts prove unsuccessful, our business, operating results and financial condition could be materially adversely affected and we may be unable to achieve the strategic objectives described above.

         IF TELIDENT CANNOT INTRODUCE NEW OR IMPROVED PRODUCTS ON A TIMELY BASIS, CUSTOMERS WILL TURN TO OUR COMPETITORS AND OUR REVENUE WILL DROP. We participate in an industry in which significant changes and new and better products are rapidly introduced. To keep up with the industry changes and product development, we must make substantial investments in product and technology developments. We are currently investing in hardware and software upgrades to increase our product capabilities and to take advantage of improving microprocessor and software capabilities available on the market. However, if existing technical standards change more rapidly than we anticipate or if our plans for operating within changing technical standards prove unworkable, our products may not meet a competitive market's needs or timing and may not meet necessary regulatory requirements. Furthermore, we may not have the funds required to continue these developments or to make additional investments on a timely basis in the future.

         W. EDWARD MCCONAGHAY AND OTHERS COULD LEAVE TELIDENT AT ANY TIME, IMPAIRING OUR DEVELOPMENT AND PROFITABILITY. We believe that our development and ability to operate profitably depends on the continued employment of our senior management team. If W. Edward McConaghay, the President and Chief Executive Officer, who Telident has employed since April 1997, or other members of the management team do not continue to serve in their present positions, our business, operating results, financial condition, and cash flows could be materially adversely affected. We have not entered into non-competition or employment agreements with our employees. As a result, our employees could leave at any time and compete against us in our industry. Further, we do not maintain life insurance on any of our employees.

         COMPETITION IN 911 TRANSLATION MAY PREVENT TELIDENT FROM GETTING OR KEEPING CUSTOMERS. We face increasing competition from other companies that market products similar to our station translation system product. We are aware of two competitors which market similar products. In addition, several other competitors provide a basic 911 translation capability through hardware and software used in connection with private telephone systems. Many of our potential competitors are larger and have greater resources than we do. In addition, the technology used in the telecommunications industry is subject to rapid change. We must be able to adapt to such changes by our competitors or our products will become obsolete. There can be no assurance that we will be able to adapt to such changes on a timely basis, if at all. Our competitors continually take steps to attract customers and increase their market share. The most heavily used techniques are advertising, target marketing and price competition. These competitive practices, as well as competition that may develop in the future, could diminish our ability to obtain and keep customers.

         THE MARKETPLACE MAY NOT ACCEPT 911 TRANSLATION PRODUCTS. There can be no assurance that additional states or the FCC will mandate the modification of certain private telephone systems to make them fully compatible with existing 911 technology. In the absence of such mandates, there can be no assurance that our products will maintain their current level of acceptance.

         TELEPHONE COMPANIES MAY NOT COOPERATE WITH TELIDENT. The attractiveness of our products to the public depends, in part, on the tariffs filed by local or regional telephone companies. We depend, and our customers depend, upon the cooperation of local telephone companies for the installation and operation of our products. If the pricing for network interfaces or database access provided by telephone companies is not favorable to our products, or if telephone companies are uncooperative, our sales in the affected market may drop.

         We presently are experiencing delays with Ameritech, the telephone company for Illinois, Michigan, Ohio, Indiana and Wisconsin. We believe that other telephone equipment manufacturers and related service providers are having similar difficulties with Ameritech. We have installed and continue to install working systems in these states; however, we can experience 120-150 day delays by Ameritech in the installation of requested network interfaces throughout this territory. Although the delays have not had a material adverse effect on our business, we are exploring ways to improve our relationship with Ameritech so that completion of projects for our customers are not unduly delayed. There can be no assurance that we will be successful in these endeavors.

         TELIDENT'S ANALOG PRODUCTS WILL BECOME OBSOLETE; TELIDENT WILL BE REQUIRED TO DEVELOP DIGITAL SOFTWARE INTERFACES. Several telephone companies have expressed a preference to sell digital equipment to customers within their territories instead of the current standard analog interface offered by Telident. We are currently preparing for a change to the use of digital interfaces connecting our products to private telephone systems. We are in the early stages of developing interfaces so that our software will work with digital equipment, we believe that we have the technical ability to develop such interfaces and we estimate that such development will cost $20,000 to $30,000. We intend that our software applications will operate with digital equipment independent of the type of interface and independent of the hardware vendor.

         TELIDENT'S STOCK PRICE MAY BE VOLATILE. The market price of our common stock has fluctuated significantly in recent months in response to numerous factors. Variations in our financial results, changes by financial research analysts in their estimates of our earnings, conditions in the economy in general or in our industry in particular, unfavorable publicity or changes in applicable laws and regulations affecting us may cause such fluctuations. In the first four months of trading in 1999, our stock ranged from a high of $7.00 per share on January 12 to a low of $1.06 per share on March 19 and 22. There can be no assurance that purchasers of our stock can sell such stock at or above the prices at which it was purchased.

         TELIDENT MAY BE LIABLE FOR DELAYED RESPONSES TO 911 CALLS. We may be liable if, through the failure of any of our products, any such products contribute to a delayed response from a 911 call resulting in injury, illness or death. While our products are designed to complete 911 calls even if they fail to provide number and location detail, there can be no assurance that this feature will always work as expected. We carry product liability insurance, but this insurance may not be adequate to cover successful product liability claims. We know of no product liability claims against us and we know of no product liability claims brought against our competitors. However, a successful product liability suit could materially adversely affect our business, operating results, financial condition and cash flows.

         TELIDENT MAY BE UNABLE TO PROTECT ITS INTELLECTUAL PROPERTY. We rely upon trade secrets and patents to protect the technology we develop. We also require our employees to execute nondisclosure agreements to preserve our trade secrets. It is important for our success to preserve our intellectual property. Our competitors may develop or acquire substantially equivalent technologies or gain access to our trade secrets. We may not be able to protect our rights in our trade secrets and our attempts to do so may not provide us with a competitive advantage.

         THE SALE OF TELIDENT'S STOCK MAY CAUSE THE MARKET PRICE OF TELIDENT'S STOCK TO FALL. The market price of our common stock could drop as a result of a large number of shares of common stock being sold in the market following resale registrations, the exercise of warrants and options, the conversion of convertible securities, or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future equity offerings.

         TELIDENT'S LOW STOCK PRICE MAY PRESENT LIQUIDITY PROBLEMS FOR SHAREHOLDERS. If our shares are not listed on the Nasdaq SmallCap Market, a broker-dealer trading our shares may need to make a special suitability determination for a purchaser and receive a purchaser's written consent to a transaction prior to sale.

If our shares are delisted from Nasdaq and we fail to meet other financial criteria, the SEC may apply "penny stock" restrictions to our shares. In either case, the market liquidity for our shares would be adversely affected.

         SINCE THE DIRECTORS EFFECTIVELY CONTROL TELIDENT, THEY COULD TAKE ACTIONS CONTRARY TO THE PREFERENCES OF SHAREHOLDERS AT LARGE. Our current directors beneficially own over half of our common stock. Accordingly, such persons may control the outcome of shareholder approvals of business acquisitions, mergers and combinations and other actions. Even if other shareholders sought to discontinue operations and liquidate Telident, our current directors could prevent Telident from taking such actions.

         YEAR 2000 COMPLIANCE ISSUES MAY NEGATIVELY AFFECT TELIDENT. Many currently installed computer systems and software products, which are currently coded to accept only two digit date entries, will need to accept four digit date entries to distinguish 21st century dates from 20th century dates. As a result, in less than one year, computer systems and software used by many companies may need to be upgraded to comply with such "Year 2000" requirements. The failure of our products, our vendors or our customers to achieve Year 2000 compliance on a timely basis could materially adversely affect our business, operating results, financial condition and cash flows.

         State of readiness. We are presently completing the assessment of our Year 2000 readiness for operations, focusing on critical operating and applications systems, particularly the Year 2000 compliance of:

         *     our hardware and software products
         *     our internal administrative systems, and
         *     the compliance of our key software/hardware vendors.

         We believe that all Telident products currently manufactured and marketed are Year 2000 compliant. None of our current products rely on a date to function properly. To the extent that our products process dates, they use four digit years and are not subject to the effects of Year 2000. We communicate these facts, and specific product compliance, non-compliance and upgrade options, to our customers through our Internet web page and routine sales and marketing communications activities.

         As a part of our Year 2000 assessment, we simulated the event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests and we intend to address these compliance issues no later than the second quarter of calendar 1999.

         Telident's internal accounting software is not Year 2000 compliant; however, we have already purchased Year 2000 compliant accounting software and we plan to roll over our accounting operations to utilize the new software in 1999. Our internal telecommunications and data processing systems have all been brought into compliance.

         We are currently performing a compliance survey of our critical vendors. Our key computer and software application suppliers are Year 2000 compliant, or we know their plans to become so. We have requested and will review our building operator's and utility vendors' plans for becoming Year 2000 compliant.

         Costs to address Year 2000 issues. We intend to complete our Year 2000 remediation efforts primarily with in-house resources, but will utilize consultants should the need arise. In the aggregate, we have spent an estimated $22,000 and anticipate spending an additional $13,000 as part of our Year 2000 assessment and remediation. The additional $13,000 includes the estimated $3,000 to $5,000 cost of rolling over our accounting operations to utilize new software that is Year 2000 compliant.

         Risks of Year 2000 issues. We recognize that issues related to Year 2000 constitute a material known uncertainty. We also recognize the importance of ensuring that Year 2000 issues will not adversely affect our operations. We believe that the processes described above will be effective to manage the risks associated with the problem. However, there can be no assurance that the processes can be completed on the timetable described above or that remediation will be fully effective. The failure to identify and remediate Year 2000 issues, or the failure of customers, key vendors or other critical third parties who do business with us to timely remediate their Year 2000 issues could cause system failures or errors, business interruptions and, in a worst case scenario, the inability to engage in normal business practices for an unknown length of time. Our business, operating results, financial condition and cash flows could be materially adversely affected. At this time, however, Telident does not possess information necessary to estimate the overall potential financial impact of Year 2000 compliance issues. Specific risks we face with regard to Year 2000 issues include the following:

         1. Decreased sales. Although we have tested and believe that our current products are Year 2000 compliant, we believe that the purchasing patterns of customers and potential customers may be affected as they direct a significant portion of their scarce information technology resources to complete their Year 2000 compliance programs. These expenditures may result in reduced funds available to purchase 911 hardware and software products such as ours. This could result in a material adverse effect on our business, operating results, financial condition and cash flows.

         2. Customer litigation. We have developed a program to advise our customers of the Year 2000 compliance status of our products and we have identified upgrade and replacement products for our customers potentially affected by Year 2000 issues. Although we believe that our efforts will ensure no disruption in the business or operations of our customers, the possibility exists that some customers may experience problems that may motivate them to sue us for restitution and damages that may be related to such problems.

         3. Disruption of supply materials. Several months ago, we began an ongoing process of surveying our vendors with regard to their Year 2000 readiness and we are now in the process of assessing and cataloging the first responses to the survey. We are hopeful of receiving adequate responses from critical vendors and many non-critical vendors by the second calendar quarter of 1999. We presently expect to work with vendors that show a need for assistance or that provide inadequate responses, and in many cases expect that survey results will be refined significantly by such work. Where ultimate survey results show that the need arises, we will arrange for back-up vendors before the change-over date.

         4. Disruption of internal computer systems. Telident has simulated the Year 2000 event by inserting key dates leading up to and beyond the Year 2000 in an orchestrated manner for our key infrastructure components, critical business processes and key applications systems. We believe that disruption of our internal computer systems is unlikely; however, we expect that minor Year 2000 compliance issues will continue to be identified as an outcome of these Year 2000 simulation tests. We intend to address these compliance issues no later than the second quarter of calendar 1999.

         5. Disruption of non-computer systems. We are currently conducting a comprehensive assessment of all non-computer systems, including utility, telecommunications, delivery and other services. Although we intend to work with any third party providers of such services to ensure that there will be no disruption in our operations, we believe that if any disruptions do occur, such will be dealt with promptly and will be no more severe with respect to correction or impact than would be an unexpected breakdown of such services and related equipment.

         Contingency plans. We recognize the need for Year 2000 contingency plans in the event that remediation is not fully successful or that the remediation efforts of our vendors, suppliers and governmental/regulatory agencies are not timely completed. We intend to address contingency planning during calendar 1999.

         If key parts suppliers or contract manufacturers do not achieve Year 2000 compliance in a timely manner, or at all, we believe that we have identified alternative sources that will meet our business or operations requirements. Additionally, we plan to create sufficient reserves of finished goods inventory, such that any delay in changing vendors will have a minimal effect on our business, operating results, financial condition and cash flows.